UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2023

Commission File Number: 001-41084

NeuroSense Therapeutics Ltd.
(Translation of registrant’s name into English)

NeuroSense Therapeutics Ltd.
11 HaMenofim Street, Building B

Herzliya 562 Israel
+972-9-9531142
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On June 22, 2023, NeuroSense Therapeutics Ltd. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with a single health-care focused institutional purchaser identified on the signature page thereto (the “Purchaser”), pursuant to which the Company agreed to issue and sell, in a registered direct offering by the Company directly to the Purchaser (the “Registered Direct Offering”), (i) an aggregate of 1,330,000 (the “Shares”) of the Company’s ordinary shares, no par value (the “Ordinary Shares”), at an offering price of $1.50 per Share and (ii) an aggregate of 1,670,000 pre-funded warrants, each representing the right to acquire one Ordinary Share (the “Pre-Funded Warrants”), at an offering price of $1.4999 per Pre-Funded Warrant, for gross proceeds of approximately $4.5 million before deducting the placement agent fee and related offering expenses.

The Pre-Funded Warrants were sold to the Purchaser, whose purchase of Ordinary Shares in the Registered Direct Offering would otherwise have resulted in the Purchaser, together with its affiliates and certain related parties, beneficially owning more than 9.99% of the outstanding share capital of the Company following the consummation of the Registered Direct Offering. Each Pre-Funded Warrant represents the right to purchase one Ordinary Share at an exercise price of $0.0001 per share. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until the Pre-Funded Warrants are exercised in full (subject to the beneficial ownership limitation described above).

The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions. Additionally, each of the directors and executive officers of the Company, have entered into a lock-up agreement, pursuant to which they have agreed not to sell or transfer any of the Company securities which they hold, subject to certain customary exceptions, during the 90-day period following the closing of the Registered Direct Offering.

The Ordinary Shares and Pre-Funded Warrants were offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-269306) (the “Registration Statement”), previously filed and declared effective by the Securities and Exchange Commission (the “Commission”) on January 30, 2023, the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated June 22, 2023 (the “Prospectus Supplement”).

In a concurrent private placement (together with the Registered Direct Offering, the “Offering”), pursuant to the Purchase Agreement, the Company agreed to issue and sell to the Purchaser an aggregate of 3,000,000 ordinary warrants, each representing the right to acquire one Ordinary Share (the “Ordinary Warrants” and, together with the Ordinary Shares and the Pre-Funded Warrants, the “Securities”). The Ordinary Warrants are exercisable immediately upon issuance at an exercise price of $1.50 per Ordinary Share, and will expire on the fifth anniversary of the original issuance date. The issuances of the Ordinary Warrants and the Ordinary Shares issuable upon the exercise of the Ordinary Warrants are not being registered under the Securities Act of 1933, as amended (the “Securities Act”), were not offered pursuant to the Registration Statement and Prospectus Supplement and were offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act and/or Regulation D promulgated thereunder. The Purchase Agreement requires the Company to use commercially reasonable efforts to cause a registration statement on Form F-1 providing for the resale by holders of the Ordinary Warrants and Ordinary Shares issuable upon the exercise of the Ordinary Warrants, to become effective 120 days following the closing of the Offering and to keep such registration statement effective as provided in the Purchase Agreement.

On June 22, 2023, the Company entered into a placement agency agreement (the “Placement Agent Agreement”) with A.G.P./Alliance Global Partners (“A.G.P.” or the “Placement Agent”), pursuant to which the Company engaged A.G.P. as the exclusive placement agent in connection with the Offering. The Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the Securities. The Company agreed to pay the Placement Agent a placement agent fee in cash equal to 7.0% of the aggregate gross proceeds from the sale of the Securities. The Company agreed to reimburse the Placement Agent at closing for legal and other expenses incurred by them in connection with the offering in an amount not to exceed $50,000.

The foregoing summaries of the Placement Agent Agreement, the Purchase Agreement, the Ordinary Warrants and the Pre-Funded Warrants do not purport to be complete and are subject to, and qualified in their entirety by, such documents attached as Exhibits 1.1, 10.1, 4.1 and 4.2, respectively, to this Report on Form 6-K, which are incorporated herein by reference. A copy of the press release related to the Offering is filed herewith as Exhibit 99.1.

This Report on Form 6-K does not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Copies of the opinions of Goldfarb Gross Seligman & Co. and Covington & Burling LLP relating to the legality of the issuance and sale of the Shares and the Pre-Funded Warrants, respectively, are attached as Exhibits 5.1 and 5.2 hereto, respectively.

This Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form F-3 (File No. 333-269306) and Form S-8 (File No. 333-262480), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

This Report contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this Report are forward-looking statements. Forward-looking statements contained in this Report may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the closing of the Offering, and the timing of top-line results of, and the results of, the PARADIGM clinical trial and statements regarding the co-development of the Company’s PD assets with collaborators with a core focus on PD. Further, forward-looking statements are subject to a number of risks and uncertainties as a result of which actual results could differ materially and adversely from those anticipated or implied in the forward looking statements. These risks include a delay in the reporting of top-line results from PARADIGM clinical trial; the risk that the results of the trial will not be as anticipated; a delay in commencement of the Company’s Phase 2 study in AD; the risk that the final results of PD Biomarker Study will not be consistent with the preliminary results; the risk that the Company will not be successful in signing co-development agreement or other agreements with collaborators with a core focus on PD risks relating to the Company’s PrimeC development programs; the potential for PrimeC to safely and effectively target ALS; the potential for PrimeC to safely and effectively target ALS; preclinical and clinical data for PrimeC; the timing of current and future clinical trials, timing for reporting data; cash runway estimates; the nature, strategy and focus of the Company and further updates with respect thereto; the development and commercial potential of any product candidates of the Company; that expenses for the remainder of 2023 will be higher than expected; and other risks and uncertainties set forth in the Company’s filings with the Commission, including the Company’s Annual Report on Form 20-F filed with the SEC on March 22, 2023. Forward-looking statements contained in this Report are made as of this date, and the Company undertakes no duty to update such information, except as required under applicable law.

Exhibit Index

Exhibit No.	Description
1.1	Placement Agent Agreement, dated as of June 22, 2023, by and between NeuroSense Therapeutics Ltd. and A.G.P./Alliance Global Partners.
4.1	Form of Ordinary Warrant.
4.2	Form of Pre-Funded Warrant.
5.1	Opinion of Goldfarb Gross Seligman & Co.
5.2	Opinion of Covington & Burling LLP.
10.1	Form of Securities Purchase Agreement, dated as of June 22, 2023, by and between NeuroSense Therapeutics Ltd. and the purchaser identified on the signature page thereto.
23.1	Consent of Goldfarb Gross Seligman & Co. (included in Exhibit 5.1).
23..2	Consent of Covington & Burling LLP (included in Exhibit 5.2).
99.1	Press Release, dated June 22, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

Date: June 23, 2023	By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Officer

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